SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SK[redacted]

FIRM/AFFILIATE OFFICES
BOSTON
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October 11, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on October 11, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /djt

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

10/18

File No. 82-2683

Wolters Kluwer Announces New Unifying Name for its Prominent Financial Services Businesses

Bankers Systems, VMP, Atchley, GainsKeeper, CCH Insurance Services, CCH Wall Street, CT Insurance Services, and CCH Capital Changes Are Joined Under One Banner

AMSTERDAM and MINNEAPOLIS – Oct. 11, 2005 – Wolters Kluwer, a leading multinational information services company, announced its prominent financial services businesses will be adopting a single, unified company name—Wolters Kluwer Financial Services. The name change, effective January 2006, is part of the organization's transformation into a broader, integrated business serving banks, credit unions, mortgage, securities, and insurance companies of all sizes.

The well-known Wolters Kluwer businesses involved in the name change include market-leaders:

- Atchley Systems
- Bankers Systems Inc.®
- CCH® Insurance Services
- CCH Wall Street
- CT Insurance Services
- GainsKeeper®
- VMP® Mortgage Solutions, Inc.

Certain financial services products from CCH INCORPORATED will appear under the Wolters Kluwer Financial Services banner, including CCH Capital Changes and Banking Compliance Library. CCH products that serve tax, accounting, legal and business compliance professionals are not included in or affected by this change.

Customers will continue to see a number of the organization's prominent brands after January such as Bankers Systems, VMP, and GainsKeeper; however, the brands will be used as product family names rather than company names.

"This identity change is a visual representation of a deeper transformation underway in our business," stated Brian Longe, President and Chief Operating Officer of Wolters Kluwer Financial Services. "Many of our leading brands share the same customers. By bringing them together in a more integrated organization with a common name—Wolters Kluwer Financial Services—we are making it easier for customers to work with us and

gain access to the solutions they need and have trusted for years."

The organization is informing customers and business partners of the scheduled name change. The new Wolters Kluwer Financial Services brand will begin to appear on products, marketing materials, other communications, and office signs in January. The total re-branding effort is expected to take up to 24 months for all internal systems and product updates.

"We're evolving in direct response to our customers' changing business environments," Longe said. "As our customers expand to provide their clients with efficient access to a broader range of products and services, we are doing the same. Building on our robust, high-quality solutions, the Wolters Kluwer Financial Services name represents the collective strengths we will leverage to deliver even greater value to the industry."

Wolters Kluwer Financial Services is and will continue to be focused on helping financial organizations manage compliance, operational, and credit risks across their enterprise, as well as improving productivity, efficiency, and business results.

Wolters Kluwer Financial Services' headquarters is in Minneapolis. The organization has principal offices throughout the United States, including Boston, New York, Chicago, and St. Cloud, Minn. Wolters Kluwer Financial Services employs approximately 1,280 people.

About Wolters Kluwer Financial Services

Wolters Kluwer Financial Services, a market leader and strategic customer unit of Wolters Kluwer, provides its best-in-class compliance, credit, and operational risk management and work flow services and solutions; as well as capital changes and corporate actions data and tools to banks, credit unions, mortgage companies, securities organizations, and insurance companies throughout the United States. Our solutions include documentation and documentation platforms; analytics; regulations and statutes tools; and capital changes and corporate actions services—all focused on helping our customers become more efficient, productive, and responsive.

As a growing business with market-leading presence, Wolters Kluwer Financial Services is backed by the strength of Wolters Kluwer, one of the largest information services companies in the world. For more information on Wolters Kluwer Financial Services, visit www.WoltersKluwerFS.com.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulatory and

education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services Division
+ 1 320-240-5260
peggy.wilson@wolterskluwer.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

October 11, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on October 8, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /djt
Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Author of Wolters Kluwer's International Law of Nuclear Energy Reference Book Awarded Nobel Peace Prize

Amsterdam (October 8, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, congratulates Nobel Peace Prize winner and Wolters Kluwer author.

Wolters Kluwer congratulates Mohamed M. Elbaradei on being awarded the prestigious Nobel Peace Prize for 2005. Mr. Elbaradei is an author of *The International Law of Nuclear Energy, Basic Documents*, a leading reference published by the Wolters Kluwer company Kluwer Law International.

Mohamed M. Elbaradei and the International Atomic Energy Agency (IAEA) were announced as joint recipients of the Nobel Peace Prize on October 7, 2005. The award was given for their "efforts to prevent nuclear energy from being used for military purposes and to ensure that nuclear energy for peaceful purposes is used in the safest possible way."

"Wolters Kluwer's vision is to be The Professional's First Choice and we work with renowned experts worldwide to ensure we provide our customers with the most authoritative and specialized information and resources," said Kluwer Law International Vice President Rick Kravitz. "It is a pleasure to recognize author Mr. Elbaradei today on the high honor he has achieved in being awarded the Nobel Peace Prize."

Mr. Elbaradei is the Director General of the IAEA, and inter-governmental organization under the United Nations. With Edwin I. Nwogugu, John M. Rames, he is an author of *The International Law of Nuclear Energy, Basic Documents*. The book, published by Kluwer Law International, brings together for the first time in a single publication, a collection of basic documents relating to the international law of nuclear energy. It is an invaluable reference work for all those working in the field of international nuclear law and the regulation of the use of nuclear energy as well as for teachers and students of law.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and

information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com